FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: August 25, 2005	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

    3rd Quarter • 2005 • Report to Shareholders • Nine months ended July 31, 2005

TD Bank Financial Group Reports Strong Underlying Third Quarter Results, Raises Dividend

THIRD QUARTER FINANCIAL HIGHLIGHTS
•	On a reported basis[1], diluted earnings per share were $.58, compared with $.86 for the third quarter last year.
•	Diluted earnings per share before amortization of intangibles[2] were $.70, compared with $1.01 for the third quarter last year.
•	On a reported basis, return on total common equity for the quarter was 10.4%, compared with 18.4% for the third quarter last year.
•	Return on invested capital[3] before amortization of intangibles for the quarter was 10.5%, compared with 17.5% for the third quarter last year.
•	Reported net income was $411 million for the quarter, compared with reported net income of $565 million for the third quarter last year.
•	Net income before amortization of intangibles was $502 million, compared with $664 million for the third quarter last year.

The diluted earnings per share figures above include the following:
•
As announced on August 16, 2005, an increase to the contingent litigation reserve relating to Enron of U.S.$300 million resulting in an after-tax charge of $238 million ((33) cents per share) compared with nil in the third quarter of last year.

•	The impact of hedging relationships accounting guideline (AcG-13) resulting in a charge of $12 million after-tax, ((2) cents per share), compared with nil for the third quarter last year;
•	Two charges in connection with the previously announced decision to reposition the Bank’s global structured products businesses ((6) cents per share):
	•	a restructuring charge of $10 million after-tax, compared with nil in the third quarter of last year;
	•	a loss of $30 million after-tax on exiting a portfolio within the global structured products businesses, compared with nil in the third quarter of last year.
•	Amounts related to prior year sectoral provisions:
	•	$23 million (3 cents per share) related to specific non-core portfolio loan loss recoveries versus $65 million (10 cents per share) for the third quarter last year,
	•	$30 million (4 cents per share) tax benefit as a result of a higher tax rate now being applied to the future tax asset related to specific provisions versus nil last year.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1 Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2 Earnings before amortization of intangibles and reported results referenced in this report are explained in detail on page 4 under “How the Bank Reports.”
3 Return on invested capital is explained in detail on page 5 under “Economic Profit and Return on Invested Capital.”

TORONTO, August 25, 2005 - TD Bank Financial Group (TDBFG) today announced its financial results for the third quarter ended July 31, 2005. Results for the quarter reflect strong operating contributions from the Bank’s four business segments and the fact that the Bank is delivering on its business strategies. The Bank also announced an increase in the quarterly dividend of 2 cents to 42 cents, representing an increase of 5% per fully paid common share for the quarter ended October 31, 2005, payable on or after October 31, 2005.

    “TDBFG delivered strong operating results in the third quarter,” said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. “The Board’s decision to raise the quarterly dividend is a reflection of their confidence in our ongoing earnings strength.” Clark also noted that TDBFG’s Tier 1 capital position remained strong at 10.0% for the quarter based on the ongoing strength of earnings.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 2

THIRD QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust posted strong results once again this quarter. Earnings before amortization of intangibles were up 17% compared with the third quarter last year. Strong volume in real estate secured lending, combined with strong volume and account growth in Business Banking and revenue growth in insurance, drove earnings improvement this quarter.

    “Canadian Personal and Commercial Banking once again delivered impressive earnings and market share growth through a continued focus on growing under-represented businesses and on operational excellence in our more mature businesses,” said Clark. “We’re particularly encouraged by the growth in Business Banking and life insurance, making up for the gradual normalization in the exceptional pace of growth at TD Meloche Monnex.”

    Canadian Personal and Commercial Banking earnings also received a modest lift from the Laurentian Bank branch acquisition efficiencies and slightly lower provisions for credit loss.

Wealth Management
Solid mutual fund sales, continued momentum in the advice-based businesses and increased trade levels in discount brokerage delivered robust third quarter results. Domestically, the shift towards a greater proportion of earnings from the advice-based businesses continued in the third quarter. TD Waterhouse Canada continued to invest in growing its advisory network this quarter and expects to meet its goal of adding more than 125 Investment Advisors and Financial Planners by year-end.

    During the quarter, TDBFG and Ameritrade Holding Corporation announced an agreement for Ameritrade to acquire the Bank’s U.S. brokerage business, TD Waterhouse U.S.A., in exchange for a 32% interest in the combined company. As part of the transaction, promptly following closing the Bank will tender for an additional 7.9% of the shares to bring the Bank’s total holdings to 39.9%. The transaction combines highly complementary franchises to create the largest online retail broker globally as measured by the average number of retail equity trades per day, with the scale, breadth and financial strength to be a leading player in the increasingly competitive and consolidating investor services industry. The combined company will operate under the name TD Ameritrade and, subject to shareholder and regulatory approval, the transaction is expected to close early in fiscal 2006.

    “The Wealth Management segment posted strong earnings results, up 30% year-over-year, despite relatively soft capital markets,” said Clark. “We believe the continued move to a more diversified wealth offering in Canada and the potential scale of combining TD Waterhouse U.S.A. with Ameritrade will provide further earnings growth.”

Wholesale Banking
Earnings within Wholesale Banking were positively impacted by solid domestic franchise results and securities gains despite softer capital markets. These results generated a return on invested capital of 13.6%.

    TD Securities incurred an after-tax charge of $10 million in the third quarter related to a previously announced decision aimed at repositioning the global capital markets businesses. TD Securities also incurred a $30 million after-tax trading loss as a result of exiting a portfolio within the global structured products businesses in connection with the restructuring.

    “Notwithstanding the restructuring charges, TD Securities continues to execute on the strategy to reposition its business and grow domestic market share. Wholesale Banking is still on track to meet its year-end return on invested capital target of between 15 and 22%,” said Clark.

U.S. Personal and Commercial Banking
This quarter marks the first full three months of TD Banknorth earnings being consolidated into TDBFG’s earnings. TD Banknorth delivered a strong quarter largely as a result of good loan growth, strong core other income growth and solid asset quality. Average loans and leases were up 15% over the same quarter last year. “We’re very pleased with TD Banknorth’s performance and believe they are well positioned to execute on their growth strategies with the pending acquisition of Hudson United,” said Clark.

    During the quarter TD Banknorth announced an agreement to acquire Hudson United Bancorp for approximately US$1.9 billion in cash and TD Banknorth stock. The transaction is subject to approval by shareholders of Hudson United and TD Banknorth, as well as regulatory approvals, and is expected to close early in calendar 2006. The cash for the transaction will be financed through TD Banknorth’s sale of shares to TDBFG for proceeds of approximately US$950 million.

Corporate
The Bank realized a gain of $23 million after-tax (3 cents per share) related to specific non-core portfolio loan loss recoveries from prior year sectoral provisions and a tax benefit of $30 million (4 cents per share) as a result of a higher tax rate now being applied on prior year sectoral provisions. The Bank recorded a charge of $12 million after-tax ((2) cents per share) this quarter as a result of the impact of hedging relationships accounting guideline (AcG-13), which requires management to mark-to-market the value of its credit protection on its corporate lending portfolio. As previously announced on August 16, 2005 the Bank increased its contingent litigation reserve by U.S.$300 million relating to Enron, resulting in a $238 million after-tax charge ((33) cents per share).

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 3

CONCLUSION
"This was a solid quarter that demonstrated the earnings power of TDBFG," said Clark. "Our earnings diversification through strategic acquisitions has positioned us well. We remain focused on our core business strategies and driving long-term shareholder value,” said Clark.

Caution regarding forward-looking statements
From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank’s 2004 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank’s ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information see the discussion starting on page 37 of the 2004 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis is as of August 25, 2005. Additional information relating to the Bank is on SEDAR at www.sedar.com, as well as on the Bank’s website www.td.com.

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), as presented on pages 15 to 30 of this Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the ”reported basis”.

    The Bank also utilizes earnings before amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. The Bank’s Intangible amortization of assets relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach is how the Bank manages its businesses internally. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank’s results that can be consistently tracked from period to period.

    As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank’s earnings before amortization of intangibles and its reported results.

Reconciliation of Earnings before Amortization of Intangibles to Reported Results (unaudited)

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Net interest income	$1,563	$1,452	$4,367	$4,338
Provision for (reversal of) credit losses	40	(17)	70	(313)
Other income	1,535	1,181	4,447	3,765
Non-interest expenses	2,434	1,755	6,168	5,619
Income before provision for income taxes and non-controlling interest	624	895	2,576	2,797
Provision for income taxes	64	231	589	775
Non-controlling interest	58	-	79	-
Net income before amortization of intangibles	502	664	1,908	2,022
Amortization of intangibles, net of income taxes	91	99	268	385
Net income applicable to common shares - reported basis	$411	$565	$1,640	$1,637

(Canadian dollars)
Basic net income per common share - reported basis	$.58	$.87	$2.39	$2.50
Diluted net income per common share - reported basis	.58	.86	2.38	2.48
Basic net income per common share - before amortization of intangibles	.71	1.02	2.79	3.09
Diluted net income per common share - before amortization of intangibles	.70	1.01	2.76	3.06

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Earnings per share (EPS) is computed by dividing income by the weighted average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year to date EPS.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 5

Net Income
Reported net income was $411 million for the third quarter 2005, compared with $565 million in the same quarter last year. Reported basic earnings per share were $.58 compared with $.87 in the same quarter last year. Reported diluted earnings per share were $.58 for the quarter, compared with $.86 in the same quarter last year. Reported return on total common equity, on an annualized basis was 10.4% for the quarter compared with 18.4% in the same quarter last year.

Net income before amortization of intangibles for the third quarter 2005 was $502 million, compared with $664 million in the same quarter last year. Basic earnings per share before amortization of intangibles were $.71, compared with $1.02 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $.70 for the quarter, compared with $1.01 in the same quarter last year. Return on total common equity before amortization of intangibles, on an annualized basis was 12.7% for the quarter compared with 21.7% in the same quarter last year.

For the nine months ended July 31, 2005, reported net income was $1,640 million compared with $1,637 million in the same period last year. Reported basic earnings per share were $2.39, compared with $2.50 in the same period last year. Reported diluted earnings per share were $2.38 for the nine months ended July 31, 2005, compared with $2.48 in the same period last year. Reported return on total common equity, on an annualized basis was 15.4%, compared with 18.3% in the same period last year.

Net income before amortization of intangibles for the nine months ended July 31, 2005 was $1,908 million, compared with $2,022 million in the same period last year. Basic earnings per share before amortization of intangibles were $2.79, compared with $3.09 in the same period last year. Diluted earnings per share before amortization of intangibles were $2.76 for the period, compared with $3.06 in the same period last year. Return on total common equity before amortization of intangibles, on an annualized basis was 17.9% for the period compared with 22.6% in the same period last year.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the Capital Asset Pricing Model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.

Return on invested capital (ROIC) is net income before amortization of intangibles divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The following table provides a reconciliation between the Bank’s economic profit, return on invested capital and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Net Income before Amortization of Intangibles

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Average common equity	$15,693	$12,195	$14,255	$11,944
Average cumulative goodwill/intangible assets amortized	3,259	2,894	3,168	2,782
Average invested capital	$18,952	$15,089	$17,423	$14,726
Rate charged for invested capital	10.1%	10.7%	10.1%	10.7%
Charge for invested capital	(481)	(405)	(1,316)	(1,180)
Net income before amortization of intangibles	502	664	1,908	2,022
Economic profit	$21	$259	$592	$842
Return on invested capital	10.5%	17.5%	14.6%	18.3%
Return on total common equity - reported basis	10.4%	18.4%	15.4%	18.3%

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 6

Net Interest Income
Net interest income on a reported basis was $1,563 million for the third quarter 2005, an increase of $111 million compared with the same quarter last year. The increase was entirely due to TD Banknorth. This was the first full quarter that TD Banknorth results were included in the Bank’s results. Net interest income in Wealth Management’s Discount Brokerage operations also increased due to higher deposit spreads and balances. There was also increased net interest income in Canadian Personal and Commercial Banking due to strong volume growth in real estate secured lending, core banking and business deposits, partially offset by a continued product mix shift into lower margin deposit products. Wholesale Banking experienced reduced trading-related net interest income in the U.S. dollar trading businesses, largely due to increases in U.S. short term interest rates. Net interest income also decreased in the Corporate Segment due to interest earned on income tax refunds in the prior year.

  For the nine months ended July 31, 2005, net interest income on a reported basis was $4,367 million compared with $4,338 million in the same period last year, an increase of $29 million. The inclusion of four months of results from the acquisition of TD Banknorth contributed $407 million to net interest income. Canadian Personal and Commercial Banking also contributed to the increase mainly due to volume growth in real estate secured lending, core banking and business deposits. Net interest income increased due to higher deposit spreads and balances in Wealth Management compared with the same period last year. These increases were largely offset by decreases in net interest income within Wholesale Banking primarily related to U.S. short term rate increases as previously discussed.

At the total Bank level, the Bank does not discuss net interest income on a taxable equivalent basis (TEB), as it is not useful at that level. However, on a segmented basis, the Bank discusses net interest income on a TEB. For further details, see the introductory discussion in the ”How Our Businesses Performed” section on page 12.

Other Income
Other income, on a reported basis was $1,535 million for the third quarter 2005, an increase of $354 million from the same quarter last year.

Trading income was $80 million compared with a loss of $75 million in the same quarter last year mainly due to an increase in trading income within Wholesale Banking. Trading-related income (which is the total of trading income reported in other income and net interest income on trading positions reported in net interest income) decreased by $64 million compared with the same quarter last year primarily due to a decline in interest rate and equity trading that more than offset increases in debt and currency trading. A $46 million loss incurred on the exit of a portfolio within the global structured products businesses was recorded in trading income (loss) in the third quarter 2005. The Bank also recognized charges of $18 million in the current quarter, related to derivatives not afforded hedge accounting subsequent to the adoption of the hedging relationships accounting guideline (AcG-13) in fiscal 2004.

Insurance revenues, net of claims, increased by $53 million compared with the same quarter last year, due to the inclusion of results from the TD Banknorth acquisition, organic volume growth and a slightly lower claims ratio. Card services revenues increased by $30 million and service charges increased by $57 million compared with the same quarter last year largely due to the inclusion of results from TD Banknorth. Credit fees, however, decreased by $20 million compared with the same quarter last year mainly due to a decline in corporate credit fees.

Investment and securities services revenues increased by $56 million compared with the same quarter last year. Capital market fee revenue (which includes revenues from mergers and acquisitions, underwriting and equity sales and trading) increased by $16 million mainly due to an increase in the domestic underwriting business and increased equity trading commissions earned on equity block trading. Mutual fund management fees also increased by $20 million due to an increase in assets under management. Self-directed brokerage fees, however, decreased by $10 million compared with the same quarter last year due to a decline in commissions per trade and the impact of foreign exchange in TD Waterhouse U.S.A., partially offset by higher trading volumes. Average trades per day increased by 8% to 94,000 compared with 87,000 in the same quarter last year.

For the nine months ended July 31, 2005, other income on a reported basis was $4,447 million, an increase of $682 million from the same period last year.

Trading income reported in other income for the nine months ended July 31, 2005 was $235 million compared with a loss of $78 million in the same period last year mainly due to an increase in trading revenue within the Wholesale Banking credit and equity trading businesses. The Bank also recognized gains of $17 million for the nine months related to derivatives not afforded hedge accounting subsequent to the adoption of hedging relationships accounting guideline (AcG-13).

Insurance revenues, net of claims, increased by $198 million compared with the same period last year, mainly due to the acquisition of business from Liberty Mutual Group, the inclusion of TD Banknorth’s insurance business and organic growth. Card services revenues increased by $42 million compared with the same period last year. However, securitization income declined by $14 million due to lower servicing income from residential mortgages and credit cards.

Investment and securities services decreased by $2 million compared with the same period last year. Mutual fund management fees and investment management fees increased by $38 million and $9 million respectively due to an increase in assets under management. Capital market fee revenue increased by $35 million due to improvements in advisory services in mergers and acquisitions and stronger equity trading commissions. Full service brokerage revenues increased by $24 million due to improved activity within Wealth Management’s advice-based businesses. Self-directed brokerage fees decreased by $138 million due to a decline in average daily trading volumes and lower commissions per trade.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 7

Non-Interest Expenses
On a reported basis, expenses for the third quarter 2005 were $2,577 million compared with $1,907 million in the same quarter last year, an increase of $670 million.

The increase in expenses was largely due to the recognition in the current quarter of approximately $365 million (U.S.$300 million) of expense related to contingent litigation reserves related to Enron. There were no losses of this nature in the same quarter last year. In addition, the inclusion of results from the TD Banknorth acquisition contributed $250 million to this expense increase. Expenses in Canadian Personal and Commercial Banking also increased mainly due to growth in compensation costs, increased marketing costs and increased investments in systems development and infrastructure. Expenses increased in Wealth Management due to an increase in compensation costs in the advisory businesses and higher mutual fund sales commissions, driven by higher assets under management, partially offset by the impact of foreign exchange in TD Waterhouse U.S.A. Slightly offsetting this increase was a decrease in Wholesale Banking expenses due primarily to lower variable compensation costs, partially offset by the recognition of $15 million in restructuring costs relating to the global structured products businesses. The impact of Amortization of intangible assets on the Bank’s reported expenses was $143 million for the third quarter 2005, compared with $152 million in the same quarter last year. Expenses before amortization of intangibles in the third quarter 2005 were $2,434 million compared to $1,755 million in the same quarter last year.

   For the nine months ended July 31, 2005, reported expenses were $6,579 million compared with $6,103 million in the same period last year, an increase of $476 million.

The increase in expenses is primarily due to the inclusion of TD Banknorth results as previously discussed for the quarter. Expenses in Canadian Personal and Commercial Banking also increased mainly due to growth in the insurance business, including the Liberty acquisition and other factors previously discussed for the quarter. Expenses also increased in Wealth Management due to similar factors previously discussed for the quarter. Wholesale Banking expenses decreased due to lower variable compensation costs partially offset by the recognition of $37million in restructuring costs relating to the global structured products businesses. The impact of amortization of intangible assets on the Bank’s reported basis before tax expenses was $411 million for the nine month period, compared with $484 million in the same period last year. The nine month expenses include approximately $365 million of expenses related to contingent litigation reserves related to Enron matters, and the prior year nine month results include $300 million of expenses related to Enron. Expenses before amortization of intangibles in the current year were $6,168 million compared with $5,619 million in the same period last year, an increase of $549 million.

Taxes
The Bank’s effective tax rate, on a reported basis, was 2.5% for the third quarter 2005, compared with 24.0% in the same quarter last year. For the nine months ended July 31, 2005, the Bank’s effective tax rate, on a reported basis was 20.6% compared with 29.2% in the same period last year.

The change in the effective rates is primarily due to the reduction in pre-tax income resulting from an increase in the contingent litigation reserve related to Enron, as well as the following items:

	For the three months ended				For the nine months ended
(millions of Canadian dollars)	July 31 2005		July 31 2004		July 31 2005		July 31 2004
Income taxes at Canadian statutory income tax rate
- before amortization of intangibles	$218	35.0%	$314	35.1%	$902	35.0%	$982	35.1%
Increase (decrease) resulting from:
Dividends received	(55)	(8.8)	(43)	(4.8)	(171)	(6.6)	(134)	(4.7)
Rate differentials on international operations	(90)	(14.4)	(90)	(10.0)	(162)	(6.3)	(137)	(4.9)
Future federal and provincial tax rate increases	-	-	(1)	(.1)	-	-	(18)	(.6)
Federal large corporations tax	4.6		4.5		9.4		9.3
Other - net	(13)	(2.1)	47	5.1	11.4		73	2.5
Provision for income taxes and effective income tax rate - before amortization of intangibles	$64	10.3%	$231	25.8%	$589	22.9%	$775	27.7%
Tax effect - amortization of intangibles	(52)	(7.8)	(53)	(1.8)	(143)	(2.3)	(99)	1.5
Provision for income taxes and effective income tax rate - reported basis	$12	2.5%	$178	24.0%	$446	20.6%	$676	29.2%

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 8

Balance Sheet
Total assets were $368 billion at the end of the third quarter 2005, $57 billion higher than October 31, 2004. The increase in assets was primarily driven by the acquisition of TD Banknorth which contributed $34 billion to the increase. Increased positions in securities represented $15 billion of the total increase, of which TD Banknorth contributed $5 billion. Growth in securities was primarily driven by an increase in trading securities within Wholesale Banking. Also, compared with October 31, 2004, personal loans, including securitizations, increased by $13 billion, of which $7 billion was a result of the TD Banknorth acquisition. Growth in personal loans was also a result of steady growth in real estate secured lending volumes within Canadian Personal and Commercial Banking. At the end of the quarter, residential mortgages, including securitizations, increased by $5 billion compared with October 31, 2004, primarily as a result of the TD Banknorth acquisition. Business and government loans increased by $14 billion primarily due to the acquisition of TD Banknorth. Bank-originated securitized assets not included on the balance sheet amounted to $23 billion, compared with $20 billion as at October 31, 2004.

Total deposits were $251 billion at the end of the third quarter 2005, an increase of $45 billion compared with October 31, 2004. This increase was mainly driven by the addition of TD Banknorth which contributed $28 billion of the increase. Wholesale deposits increased by $7 billion compared with October 31, 2004 mainly due to funding a higher level of assets within Wholesale Banking. Personal term deposits and personal non-term deposits increased by $7 billion and $15 billion respectively, primarily as a result of the TD Banknorth acquisition.

The Bank enters into structured transactions on behalf of clients which results in assets recorded on the Bank’s Consolidated Interim Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at July 31, 2005, assets under such arrangements amounted to $6 billion, compared with $5 billion as at October 31, 2004. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $14 billion as at July 31, 2005 unchanged from October 31, 2004. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

SELECTED CONSOLIDATED INTERIM BALANCE SHEET ITEMS

		As at		As at
		July 31		October 31
		2005		2004
	TDBFG excluding		TDBFG	TDBFG
(millions of Canadian dollars)	TD Banknorth	TD Banknorth	Consolidated	Consolidated
Securities	$108,163	$5,143	$113,306	$98,280
Securities purchased under resale agreements	25,624	-	25,624	21,888
Loans (net of allowance for credit losses)	129,076	24,204	153,280	123,924
Deposits	223,504	27,934	251,438	206,893

Managing Risk

Credit Risk and Provision for (Reversal of) Credit Losses
During the third quarter 2005, the Bank recorded a provision for credit losses of $40 million compared with a reversal of credit losses of $17 million in the same quarter last year. The provision for credit losses recorded in the third quarter 2005 was mainly attributable to Canadian Personal and Commercial Banking, which reported a $90 million provision in the normal course of business (before the effect of securitizations). U.S. Personal and Commercial Banking reported a provision of $4 million during the quarter. No credit losses were experienced in the Wholesale Banking credit portfolio during the quarter. Partially offsetting the Bank’s provision for credit losses was a $42 million recovery in the non-core lending portfolio for amounts previously provided for under sectoral provisions.

For the nine months ended July 31, 2005, the Bank recorded a $70 million provision for credit losses compared with a $313 million reversal in the same period last year. The current period provision for credit losses primarily related to Canadian Personal and Commercial Banking, which reported $276 million of provisions in the normal course of business (before the effect of securitizations).

Interest Rate Risk
The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

•	minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and
•	measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

    The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2005, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders’ equity by $66 million or .4% after-tax.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 9

Liquidity Risk
The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets less the Bank’s total maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities, measured at a number of points in time up to and including 90 days forward. As at July 31, 2005, the Bank’s consolidated surplus liquid asset position, on a cumulative basis, up to 90 days forward was $27.9 billion, compared with a consolidated surplus liquid asset position of $18.8 billion on October 31, 2004. The Bank ensures that funding obligations are fulfilled by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk
The Bank manages market risk in its trading books by using several key controls. The Bank’s market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the three and nine months period ended July 31, 2005, as well as the fiscal 2004 average. For the three and nine months ended July 31, 2005, net daily capital markets revenues were positive for 87.7% and 89.2% of the trading days, respectively. Losses exceeded the Bank's statistically predicted VAR on two days in the quarter: a loss was incurred due to the exit of a portfolio within the global structured products businesses and a loss was incurred largely as a result of unfavorable moves in the structured credit products markets.

Value at Risk Usage - Wholesale Banking

	For the three months ended	For the three months ended	For the nine months ended	For the twelve months ended
	July 31, 2005	July 31, 2005	July 31, 2005	Oct. 31, 2004
(millions of Canadian dollars)	As at	Average	Average	Average
Interest rate risk	$9.2	$8.0	$8.2	$9.1
Equity risk	7.1	5.3	5.7	5.3
Foreign exchange risk	2.2	2.1	2.5	2.6
Commodity risk	.5	.8	1.1	.8
Diversification effect	(7.2)	(7.1)	(8.1)	(6.9)
General Market Value at Risk	$11.8	$9.1	$9.4	$10.9

Capital
The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow its operations, both organically and through strategic acquisitions, and has the strength to absorb losses. The strong capital ratios are the result of the Bank’s internal capital generation, constant monitoring of asset growth and periodic issuance of capital generating securities.

    As at July 31, 2005, the Bank’s Tier 1 capital ratio was 10.0% compared with 12.6% at October 31, 2004. The decline is attributable to a $30 billion increase in risk-weighted assets that was primarily driven by the acquisition of TD Banknorth. The Bank's overall Tier 1 capital was up $.5 billion compared with October 31, 2004. This impact primarily arises from the cash component of the acquisition of TD Banknorth largely offsetting the capital generation from the Bank’s earnings less cash dividends.

	As at	As at	As at
(billions of Canadian dollars)	July 31, 2005	Oct. 31, 2004	July 31, 2004
Tier 1 capital	$13.1	$12.6	$12.3
Tier 1 capital ratio	10.0%	12.6%	12.3%
Total capital	$17.3	$16.9	$16.7
Total capital ratio	13.3%	16.9%	16.8%
Risk weighted assets	$130.5	$100.3	$99.7

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 10

FUTURE ACCOUNTING AND REPORTING CHANGES

The following is a summary of accounting and reporting changes the Bank expects to adopt in future periods. See Note 15 of the Bank’s Consolidated Interim Financial Statements for more details of future accounting and reporting changes.

Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting standards - Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning with the first quarter of fiscal 2007. The principal impacts of the standards are as follows:

Financial assets will be classified as available for sale, held to maturity, trading or will continue to be accrual accounted. Held to maturity assets will be limited to fixed maturity instruments that the Bank intends to and is able to hold to maturity and will be accounted for at amortized cost. Trading assets will continue to be accounted for at fair value with realized and unrealized gains and losses reported through net income. The remaining assets will be classified as available for sale and measured at fair value with unrealized gains and losses recognized through comprehensive income.

Comprehensive income will be a new component of shareholder’s equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank’s primary financial statements. Comprehensive income includes unrealized gains and losses on available for sale securities, foreign currency translation and derivative instruments designated as cash flow hedges, net of income taxes.

For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded through income. For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through comprehensive income until the hedged items are recognized in income.

Controls and Procedures Surrounding Preparation of Financial Statements
As required, the Bank intends to file a certification on the adequacy of internal controls in the 2006 Annual Report pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002. In 2005, work continues throughout the Bank documenting and assessing internal controls over financial reporting.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 11

SUPPLEMENTARY INFORMATION

Table 1: Quarterly Results

Reported Basis

			2005				2004			2003
(millions of Canadian dollars)	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$1,563	$1,393	$1,411	$1,435	$1,452	$1,441	$1,445	$1,335	$1,358	$1,400
Other income	1,535	1,517	1,395	1,118	1,181	1,284	1,300	1,094	1,193	968
Total revenue	$3,098	$2,910	$2,806	$2,553	$2,633	$2,725	$2,745	$2,429	$2,551	$2,368

Net income (loss) applicable to common shares	$411	$599	$630	$595	$565	$490	$582	$480	$480	$(295)

(Canadian dollars)
Basic net income (loss) per common share	$.58	$.87	$.96	$.91	$.87	$.75	$.89	$.73	$.74	$(.45)
Diluted net income (loss) per common share	.58	.86	.95	.90	.86	.74	.88	.73	.73	(.45)

Before Amortization of Intangibles

			2005				2004			2003
(millions of Canadian dollars)	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net income (loss) applicable to common shares	$502	$689	$717	$687	$664	$597	$761	$592	$599	$(168)
(Canadian dollars)
Basic net income (loss) per common share	$.71	$1.00	$1.09	$1.05	$1.02	$.91	$1.16	$.91	$.92	$(.26)
Diluted net income (loss) per common share	.70	.99	1.08	1.04	1.01	.90	1.15	.90	.91	(.26)

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Table 2: Capital Stock and Liabilities for Preferred Shares

	July 31	Oct. 31
(thousands of shares)	2005	2004
Liabilities for preferred shares issued by the Bank:
Class A - Series I	16	16
Class A - Series J	16,384	16,384
Class A - Series M	14,000	14,000
Class A - Series N	8,000	8,000
Liabilities for preferred shares issued by TD Mortgage Investment Corporation: Series A	350	350
Common shares - outstanding	709,029	655,902

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 12

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations (excluding the U.S.). Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. This measure is only relevant in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the “How the Bank Reports” section on page 4. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 5. Segmented information also appears in Note 10 of the Bank’s Consolidated Interim Financial Statements.

Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

Canadian Personal and Commercial Banking
Net income of $434 million before amortization of intangibles for the third quarter 2005 increased by $62 million from the same quarter last year. Return on invested capital increased from 21% last year to 23% this quarter and economic profit grew by $56 million or 27% compared with the same quarter last year.

    Canadian Personal and Commercial Banking had record earnings this quarter. A positive spread of three percentage points between revenue and expense growth resulted in 17% earnings growth compared with the same quarter last year.

    Revenue grew by $124 million or 8% compared with the same quarter last year. Strong volume growth across most banking products was the main contributor to revenue growth. Volume growth was particularly strong in real estate secured lending, savings accounts and business deposits. These areas of growth were partially offset by lower margins. Insurance growth remained strong but moderated from previous quarters. Growth came mainly from higher volume, as claims experience was relatively stable.

    As compared with the same quarter last year, real estate secured lending volume (including securitizations) grew by $10 billion or 10%, personal deposit volume grew $4 billion or 5% while other personal loans were relatively flat. Business deposits grew by $4 billion or 12% and business loans and acceptances increased by $700 million or 5%. Originated insurance premiums grew by $25 million or 5%. The pace of market share gains in personal deposits increased during the quarter while personal lending share continued to decline slightly. As of May 2005, personal deposit market share was 21.5% up .23% from last year and .13% from last quarter. Personal lending market share was 20.3% down .33% from last year and down .03% from last quarter. Small business lending (credit limits of less than $250,000) market share was 16.0%, up .06% from last year and .12% from last quarter.

    Margin on average earning assets decreased from 3.00% last year and from 2.95% last quarter to 2.92% this quarter primarily due to a change in product mix as volume growth continues to be weighted toward lower margin products. The downward trend moderated this quarter as the impact of the change in mix was less pronounced.

    Provision for credit losses (PCL) for the quarter decreased by $2 million or 2% compared with the same quarter last year. Personal PCL of $89 million was $6 million higher than the same quarter last year. Business banking PCL was $1 million this quarter, down $8 million from the same quarter last year. Annualized PCL as a percent of lending volume continued to be low at .24%, down 0.02% from the same quarter last year.

    Expenses before amortization of intangibles increased by $43 million or 5% compared with the same quarter last year. Employee compensation, marketing, systems development and infrastructure projects were the main factors contributing to the increase in expenses, partly offset by synergies and lower integration expenses related to the branches acquired from Laurentian Bank in the prior year. The full time equivalent (FTE) staffing levels increased by 487 as compared with the same quarter last year. Growth in the insurance business added 223 FTE to staffing levels and the remainder of the increase was from the addition of sales and service personnel in branches and call centres. The spread between revenue and expense growth resulted in a 1.8% improvement in the efficiency ratio, before amortization of intangibles, from last year to 56.4%.

    The outlook for revenue growth for banking products continues to be strong on robust volume and fee growth driven in part by recent increases in new account openings and improved retention. Margins are still expected to be negatively impacted by product mix, however, this will be mitigated somewhat by higher deposit margins if short-term interest rates increase as expected. Insurance volume growth is expected to remain solid, however, revenue will be negatively impacted by rate reductions. PCL rates on personal and small business loans should remain favourable, however Commercial PCL is likely to increase moderately due to lower expected recoveries going forward. Investments in systems development and infrastructure, as well as increased marketing efforts will result in further expense growth, however, the Bank remains committed to managing expense growth to a lower rate than revenue growth.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 13

U.S. Personal and Commercial Banking
The U.S. Personal and Commercial Banking segment is a new segment established as a result of the acquisition of a majority interest in TD Banknorth on March 1, 2005. The results of TD Banknorth are included in the Bank’s consolidated results on a one-month lag basis and represent a full quarter for the first time.

    For the quarter, the U.S. Personal and Commercial Banking segment’s earnings before amortization of intangibles was $70 million, the annualized return on invested capital was 5.5% and the economic loss was $43 million.

    Total revenues were $449 million.The margin on average earning assets was 4.12% and benefited from balance sheet de-leveraging in February 2005. Commercial and consumer loan growth has been solid, while residential mortgage loans have declined slightly; and this trend is expected to continue for the remainder of the year.

    Provision for credit losses for the quarter was $4 million, equal to net write offs. If recent loss experience continues, it is anticipated that the quarterly provisions for credit losses for the remainder of 2005 will continue to be substantially less than the quarterly provisions recorded in 2004.

    Expenses before amortization of intangibles were $250 million, including $6 million of merger related charges. The average FTE staffing level for the quarter was 7,229. The efficiency ratio, before amortization of intangibles, was 55.7%.

    TD Banknorth is well positioned to execute its growth strategy going forward.

    On July 12, 2005, TD Banknorth announced it had entered into a definitive agreement to acquire Hudson United Bancorp for approximately U.S.$1.9 billion in stock and cash. The acquisition, subject to both Hudson United and TD Banknorth shareholder approval, as well as regulatory approvals, is anticipated to close early in calendar 2006.

Wholesale Banking
Wholesale Banking recorded net income of $90 million in the third quarter 2005, $38 million less than the third quarter of last year. The return on invested capital for the quarter was 14% compared with 22% in the same quarter last year. Economic profit for the quarter was $4 million compared with $53 million in the same quarter last year.

    Wholesale Banking revenue is derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $443 million, compared with $535 million in the same quarter last year. The capital markets businesses generate revenues from advisory, underwriting, trading, facilitation and execution services. Capital markets revenues decreased compared to last year, largely due to the impact of a $46 million loss incurred on the exit of a portfolio, as previously discussed, within the global structured products businesses. Additionally, weaker trading results were experienced in the debt capital markets businesses as the business was impacted by difficult conditions in credit markets. This was partially offset by strong commission revenue earned in equity trading. The equity investment portfolio delivered lower revenues compared with the same quarter last year due primarily to lower net interest and dividend income. Corporate lending revenues were down slightly as a result of continued reductions in credit exposure.

    Provisions for credit losses are comprised of allowances for loan losses and costs for credit protection. The cost of credit protection included in the segment represents the accrual cost for the protection. The change in market value of the protection, in excess of the accrual cost, is reported in the Corporate segment. Provisions for credit losses were $13 million for the quarter, an increase from $12 million in the same quarter last year. The entire $13 million provision in the quarter represents costs of credit protection.

    Wholesale Banking continues to proactively manage its credit risk and holds $3.6 billion in notional credit default swap protection, a decrease of $.2 billion from the end of last quarter and a decrease of $1.4 billion from the same quarter last year. The decrease from the same quarter last year is largely a result of rebalancing within the protection portfolio.

    Expenses were $296 million, a decrease of $44 million from $340 million the same quarter last year. This is primarily due to a lower variable compensation related to the weaker performance this quarter. The expenses include a further $15 million restructuring charge related to the repositioning of some of the Bank’s global structured products businesses, which commenced last quarter.

    Overall, this quarter Wholesale Banking was negatively impacted by the repositioning of the global structured products businesses. For the remainder of 2005 Wholesale Banking will focus on its key priorities which include: continuing to execute on the strategic decision to reposition the global structured products businesses, increasing domestic market share, continuing to enhance the risk and control infrastructure and achieving a return on invested capital of 15% to 22%.

Wealth Management
Wealth Management’s net income before amortization of intangibles for the third quarter 2005 was $99 million, an increase of $23 million from the same quarter last year. The return on invested capital for the quarter was 15%, up 4% points from the same quarter last year. The economic profit for the quarter was $19 million, an increase of $26 million from the same quarter last year.

    Total revenue increased $59 million from the same quarter last year to $675 million due to continued growth in assets under administration in the advice-based businesses, higher mutual fund management fees due to 18% growth in mutual fund assets under management as well as higher interest revenue resulting from an increase in discount brokerage deposit balances in TD Waterhouse U.S.A., partially offset by lower discount brokerage commissions per trade and by the unfavourable impact of foreign exchange fluctuations on U.S. revenues.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 14

    Expenses before amortization of intangibles were $531 million in the third quarter, an increase of $29 million compared with the same quarter last year.The increase was a result of higher sales force compensation due to growth in assets under administration and assets under management, and continued investment in the advice-based channels.These increases were partially offset by the favorable impact of foreign exchange fluctuations on U.S. expenses.

    Assets under management of $130 billion at July 31, 2005 increased $13 billion from October 31, 2004 due to strong sales of mutual funds, growth in institutional assets and market appreciation. Assets under administration totaled $322 billion at the end of the third quarter, an increase of $43 billion from October 31, 2004 due to the addition of new assets in discount brokerage, investment advice and financial planning and market appreciation.

    The outlook for the fourth quarter is encouraging as trade volumes appear to be strengthening and client assets continue to grow. The investment in the advice-based and asset management channels is resulting in a shift in the earnings base to more stable fee-based revenues with lesser dependence on transactional revenues.

During the quarter, the Bank and Ameritrade Holding Corporation announced an agreement for Ameritrade to acquire the Bank’s U.S. brokerage business, TD Waterhouse U.S.A., in exchange for a 32% interest in the combined company. As part of the transaction, promptly following closing the Bank will tender for an additional 7.9% of the shares to bring the Bank’s total holdings to 39.9%.The transaction combines highly complementary franchises to create the largest online retail broker globally as measured by the average number of retail equity trades per day, with the scale, breadth and financial strength to be a leading player in the increasingly competitive and consolidating investor services industry. The combined company will operate under the name TD Ameritrade and, subject to shareholder and regulatory approval, the transaction is expected to close early in fiscal 2006.

Corporate
During the third quarter 2005, the Corporate Segment reported net loss of $191 million. These results include approximately a $365 million ($238 million after-tax) provision relating to Enron litigation. The results also include income relating to a $42 million ($23 million after-tax) recovery in the non-core lending portfolio for amounts previously provided for under sectoral provisions in U.S. subsidiaries. The non-core lending portfolio also had $30 million of tax benefits, relating to a change in tax rates due to the relocation of Houston business operations. In addition, the Corporate Segment recorded charges of $18 million ($12 million after-tax) due to the impact of the hedging relationships accounting guideline (AcG-13). Also included in the quarter were other costs associated with treasury activities and net unallocated revenues, expenses and taxes.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 15

CONSOLIDATED INTERIM BALANCE SHEET (unaudited)

	As at
	July 31	Oct. 31
(millions of Canadian dollars)	2005	2004
Assets
Cash and non-interest-bearing deposits with other banks	$2,172	$1,404
Interest-bearing deposits with other banks	10,307	7,634
	12,479	9,038
Securities
Investment	40,709	31,387
Trading	72,597	66,893
	113,306	98,280
Securities purchased under resale agreements	25,624	21,888
Loans
Residential mortgages	54,744	51,420
Consumer instalment and other personal	61,290	48,857
Credit cards	2,782	2,566
Business and government	35,844	22,264
	154,660	125,107
Allowance for credit losses (Note 2)	(1,380)	(1,183)
Loans (net of allowance for credit losses)	153,280	123,924
Other
Customers’ liability under acceptances	5,631	5,507
Trading derivatives’ market revaluation	34,185	33,697
Goodwill	6,785	2,225
Intangible assets	2,286	2,144
Land, buildings and equipment	1,773	1,330
Other assets	13,074	12,994
	63,734	57,897
Total assets	$368,423	$311,027

Liabilities
Deposits
Personal	$133,769	$111,360
Banks	15,756	11,459
Business and government	101,913	84,074
	251,438	206,893
Other
Acceptances	5,631	5,507
Obligations related to securities sold short	23,124	17,671
Obligations related to securities sold under repurchase agreements	11,285	9,846
Trading derivatives’ market revaluation	34,877	33,873
Other liabilities	16,779	16,365
	91,696	83,262
Subordinated notes, debentures and other debt (Note 5)	5,570	5,644
Liabilities for preferred shares and Capital Trust Securities (Note 6)	2,198	2,560
Non-controlling interest (Note 11(a))	1,746	-
Shareholders’ equity
Capital stock (Note 6)
Common Shares (millions of shares issued - 709.0 and 655.9)	5,744	3,373
Contributed surplus (Note 7)	36	20
Foreign currency translation adjustments	(363)	(265)
Retained earnings	10,358	9,540
	15,775	12,668
Total liabilities and shareholders’ equity	$368,423	$311,027

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 16

CONSOLIDATED INTERIM STATEMENT OF INCOME (unaudited)

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Interest income
Loans	$2,269	$1,734	$5,994	$5,191
Securities
Dividends	205	219	702	629
Interest	717	691	2,320	2,149
Deposits with banks	109	107	309	361
	3,300	2,751	9,325	8,330
Interest expense
Deposits	1,388	934	3,719	2,844
Subordinated notes, debentures and other debt	82	76	244	234
Distributions from liabilities for preferred shares and Capital Trust Securities	37	42	100	130
Other obligations	230	247	895	784
	1,737	1,299	4,958	3,992
Net interest income	1,563	1,452	4,367	4,338
Provision for (reversal of) credit losses (Note 2)	40	(17)	70	(313)
Net interest income after provision for (reversal of) credit losses	1,523	1,469	4,297	4,651
Other income
Investment and securities services	576	520	1,783	1,785
Credit fees	76	96	259	263
Net investment securities gains (losses)	67	44	166	148
Trading income (loss) (Note 13)	80	(75)	235	(78)
Service charges	227	170	568	503
Securitizations (Note 3)	101	90	294	308
Card services	81	51	194	152
Insurance, net of claims	217	164	616	418
Trust fees	33	20	78	60
Other	77	101	254	206
	1,535	1,181	4,447	3,765
Net interest and other income	3,058	2,650	8,744	8,416
Non-interest expenses
Salaries and employee benefits (Note 8)	1,082	957	3,092	2,871
Occupancy including depreciation	191	158	503	455
Equipment including depreciation	159	144	438	401
Amortization of intangible assets	143	152	411	484
Restructuring costs (reversal) (Note 13)	15	-	37	(7)
Marketing and business development	123	86	353	296
Brokerage related	56	56	171	179
Professional and advisory	117	114	339	302
Communications	55	50	150	154
Other	636	190	1,085	968
	2,577	1,907	6,579	6,103
Income before provision for income taxes	481	743	2,165	2,313
Provision for income taxes	12	178	446	676
Income before non-controlling interest	469	565	1,719	1,637
Non-controlling interest (Note 11(a))	58	-	79	-
Net income applicable to common shares	$411	$565	$1,640	$1,637

Average number of common shares outstanding (millions)
Basic	707.6	653.1	684.9	654.9
Diluted	713.4	657.4	690.4	659.7
Earnings per common share
Basic	$.58	$.87	$2.39	$2.50
Diluted	.58	.86	2.38	2.48

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 17

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the nine months ended
	July 31	July 31
(millions of Canadian dollars)	2005	2004
Common shares
Balance at beginning of period	$3,373	$3,179
Proceeds from shares issued on exercise of options	94	82
Proceeds from shares issued as a result of dividend reinvestment plan	276	96
Impact of shares sold (acquired) by Wholesale Banking	13	(74)
Repurchase of common shares (Note 6)	-	(38)
Issued on acquisition of TD Banknorth (Note 6)	1,988	-
Balance at end of period	5,744	3,245
Contributed surplus
Balance at beginning of period	20	9
Stock option expense (Note 7)	16	8
Balance at end of period	36	17
Foreign currency translation adjustments
Balance at beginning of period	(265)	(130)
Foreign exchange gains (losses) from investments in subsidiaries and other items	(90)	171
Foreign exchange gains (losses) from hedging activities	(15)	(88)
(Provision for) benefit of income taxes	7	(26)
Balance at end of period	(363)	(73)
Retained earnings
Balance at beginning of period	9,540	8,518
Net income	1,640	1,637
Common dividends	(800)	(655)
Termination of equity based compensation plan	-	(24)
Premium paid on repurchase of common shares (Note 6)	-	(312)
Other	(22)	12
Balance at end of period	10,358	9,176
Total shareholders’ equity	$15,775	$12,365

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 18

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (unaudited)

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Cash flows from (used in) operating activities
Net income	$411	$565	$1,640	$1,637
Adjustments to determine net cash flows from (used in) operating activities
Provision for (reversal of) credit losses	40	(17)	70	(313)
Restructuring costs (reversal)	15	-	37	(7)
Depreciation	92	70	227	211
Amortization of intangible assets	143	152	411	484
Stock option expense	8	3	16	8
Net investment securities (gains) losses	(67)	(44)	(166)	(148)
Gain on securitizations	(32)	(32)	(119)	(118)
Non-controlling interest	58	-	79	-
Changes in operating assets and liabilities
Future income taxes	(265)	(75)	(107)	(149)
Current income taxes payable	29	118	(239)	(671)
Interest receivable and payable	124	(161)	389	(152)
Trading securities	(849)	(1,505)	(5,704)	(12,812)
Unrealized gains and amounts receivable on derivatives contracts	764	3,264	(488)	2,288
Unrealized losses and amounts payable on derivatives contracts	528	(2,629)	1,004	(1,444)
Other	1,544	(123)	1,718	785
Net cash from (used in) operating activities	2,543	(414)	(1,232)	(10,401)
Cash flows from (used in) financing activities
Deposits	2,924	(36)	15,626	28,624
Securities sold under repurchase agreements	1,036	(1,982)	1,439	3,089
Securities sold short	2,671	2,845	4,023	4,067
Repayment of subordinated notes, debentures and other debt	(2)	(4)	(754)	(156)
Subordinated notes and debentures (acquired) sold for trading purposes	3	(32)	7	(67)
Liability for preferred shares and Capital Trust Securities	(12)	(217)	(362)	(226)
Translation adjustment on subordinated notes, debentures and other debt issued in a foreign currency	-	(23)	3	7
Common shares issued on exercise of options	22	11	94	82
Common shares issued as a result of dividend reinvestment plan	102	9	276	96
Common shares (acquired) sold by Wholesale Banking	(12)	(46)	13	(74)
Repurchase of common shares	-	(87)	-	(350)
Dividends paid on common shares	(283)	(222)	(800)	(655)
Net cash from (used in) financing activities	6,449	216	19,565	34,437
Cash flows from (used in) investing activities
Interest-bearing deposits with other banks	(1,250)	(481)	(2,673)	(2,149)
Activity in investment securities
Purchases	(3,675)	(11,415)	(18,461)	(26,914)
Proceeds from maturities	1,310	991	5,211	2,920
Proceeds from sales	1,607	9,263	10,429	15,264
Activity from lending activities
Origination and acquisitions	(26,489)	(20,460)	(60,760)	(64,072)
Proceeds from maturities	19,313	16,513	47,605	52,565
Proceeds from sales	1,201	913	2,688	3,046
Proceeds from loan securitizations	1,457	1,561	5,622	3,610
Land, buildings and equipment	(153)	61	(692)	(15)
Securities purchased under resale agreements	(1,897)	3,581	(3,736)	(7,926)
TD Banknorth share repurchase program (Note 11)	-	-	(603)	-
Acquisition of TD Banknorth, net of cash acquired (Note 11)	-	-	(2,184)	-
Net cash from (used in) investing activities	(8,576)	527	(17,554)	(23,671)
Effect of exchange rate changes on cash and cash equivalents	(41)	(8)	(11)	3
Net changes in cash and cash equivalents	375	321	768	368
Cash and cash equivalents at beginning of period	1,797	1,515	1,404	1,468
Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$2,172	$1,836	$2,172	$1,836
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,772	$1,351	$4,873	$4,035
Amount of income taxes paid during the period	228	329	773	1,484
Dividends per common share	$.40	$.34	$1.16	$1.00

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 19

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The Consolidated Interim Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods of application as the Bank’s Consolidated Financial Statements for the year ended October 31, 2004 except as discussed in Note1. Under Canadian GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004 and the accompanying notes included on pages 61 to 101 of the Bank’s 2004 annual report. The Consolidated Interim Financial Statements include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the periods presented.

Note 1: Changes in Accounting Policy

(a) Liabilities and Equity
As of November 1, 2004, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) amendments to its accounting standard on financial instruments - disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares totaling $1,310 million and innovative capital structures totaling $900 million, as at October 31, 2004, as liabilities and their corresponding distributions as interest expense. Earnings applicable to common shares and earnings per share amounts are unaffected for all prior periods. The following table shows the reduction in net interest income. Net income before non-controlling interest prior to restatement was also reduced by the same amounts each period. Net income applicable to common shares is unaffected as the preferred dividends and non-controlling interest from the innovative capital structures were already deducted from income applicable to common shares in prior periods. For regulatory capital purposes, the existing capital instruments of the Bank have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank’s capital ratios are unaffected.

	For the three months ended		For the nine months ended		For the year ended October 31
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004	2004	2003	2002
Net interest income - prior to restatement	$1,600	$1,494	$4,467	$4,468	$5,943	$5,616	$5,300
Less: Preferred dividends	20	19	49	61	78	87	93
Non-controlling interest in innovative capital structures	17	23	51	69	92	92	64
Net interest income - restated	$1,563	$1,452	$4,367	$4,338	$5,773	$5,437	$5,143

(b) Consolidation of Variable Interest Entities
As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities (VIEs). VIEs are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support provided by any parties, including equity investors. The Bank has identified VIEs that it has an interest in, determined whether it is the primary beneficiary of such entities and if so, consolidated them. The primary impact of adopting the revised guideline is that the Bank no longer consolidates one of its innovative capital structures - TD Capital Trust II Securities, which accounts for $350 million of Tier 1 capital. Although the Bank has voting control it is not deemed the primary beneficiary under the VIE rules. For regulatory capital purposes, the Bank’s innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank’s capital ratios are unaffected.

(c) Merchant Banking Accounting
As of November 1, 2004, the Bank prospectively adopted the Canadian Accounting Standards Board’s amendments to its accounting standard on subsidiaries which disallows an enterprise acquired with the clearly demonstrated intention that it would be disposed of in the foreseeable future to be considered a temporary investment. As a result, the Bank has commenced equity accounting for investments held in the merchant banking portfolio where it has significant influence. The impact of this change in accounting is not significant for the Bank.

(d) Asset Retirement Obligations
As of November 1, 2004, the Bank adopted the CICA accounting standard on asset retirement obligations on a retroactive basis with restatement. The accounting standard requires that a liability for an asset retirement obligation related to a long-lived asset be recognized in the period in which it is incurred and recorded at fair value. The offset to the liability is capitalized as part of the carrying amount of the related long-lived asset. The impact of this accounting standard is not significant for the Bank.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 20

(e) Investment Companies
The Bank adopted the CICA accounting guideline on investment companies as of November 1, 2004. The accounting guideline requires the Bank’s investment companies to account for all their investments at fair value. The guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company’s investments at fair value. The impact of this accounting guideline is not significant for the Bank.

Note 2: Allowance for Credit Losses

The Bank’s allowance for credit losses at July 31, 2005 and July 31, 2004 is shown in the table below. The Bank no longer has any sectoral allowances beginning in the first quarter 2005.

	July 31, 2005			July 31, 2004
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
Balance at beginning of year	$266	$917	$1,183	$487	$984	$541	$2,012
Acquisition of TD Banknorth	27	289	316	-	-	-	-
Provision for (reversal of) credit losses	129	(59)	70	254	(67)	(500)	(313)
Transfer from sectoral to specific	-	-	-	5	-	(5)	-
Write-offs	(349)	-	(349)	(555)	-	-	(555)
Recoveries	163	-	163	93	-	138	231
Other[1]	1	(4)	(3)	8	-	(14)	(6)
Allowance for credit losses at end of period	$237	$1,143	$1,380	$292	$917	$160	$1,369

1 Includes foreign exchange rate changes and losses on loan sales booked to sectoral allowance.

Note 3: Securitizations

The following tables summarize the Bank’s securitization activity for the three months and nine months ended July 31. In most cases, the Bank retained the responsibility for servicing the assets securitized.

	For the three months ended					For the three months ended
	July 31, 2005					July 31, 2004
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds from new securitizations recorded during the period	$1,457	$885	$1,300	$-	$3,642	$1,663	$751	$1,435	$-	$3,849
Retained interest recorded during the period	38	6	24	-	68	36	5	24	-	$65
Gain on sale, net of transaction fees and expenses[1]	5	5	22	-	32	5	5	22	-	$32
Cash flows received on interests retained	50	18	39	1	108	40	11	45	2	$98

	For the nine months ended					For the nine months ended
	July 31, 2005					July 31, 2004
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds from new securitizations recorded during the period	$4,547	$3,456	$3,900	$299	$12,202	$3,811	$2,021	$4,435	$408	$10,675
Retained interest recorded during the period	106	25	72	-	203	94	13	78	3	188
Gain on sale, net of transaction fees and expenses[1]	30	16	66	7	119	27	13	73	5	118
Cash flows received on interests retained	139	37	123	3	302	110	31	142	4	287

1 For term loans (residential and commercial mortgage loans), the gain on sale is after the effects of hedges on assets sold.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 21

The following tables summarize the impact of securitizations on the Bank’s Consolidated Interim Statement of Income for the three months and nine months ended July 31.

	For the three months ended					For the three months ended
	July 31, 2005					July 31, 2004
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale, net of transaction fees and expenses[1]	$5	$5	$22	$-	$32	$5	$5	$22	$-	$32
Servicing income	33	19	17	-	69	29	6	23	-	58
Total	$38	$24	$39	$-	$101	$34	$11	$45	$-	$90

	For the nine months ended					For the nine months ended
	July 31, 2005					July 31, 2004
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale, net of transaction fees and expenses[1]	$30	$16	$66	$7	$119	$27	$13	$73	$5	$118
Servicing income	79	38	58	-	175	102	18	70	-	190
Total	$109	$54	$124	$7	$294	$129	$31	$143	$5	$308

1 For term loans (residential and commercial mortgage loans), the gain on sale is after the effects of hedges on assets sold.

The key assumptions used to value the sold and retained interests as at July 31 are shown in the following table.

				2005				2004
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	20.0%	5.9%	41.5%	2.5%	20.0%	5.9%	39.4%	3.7%
Excess spread[2]	.7	1.1	13.2	-	.7	1.1	12.2	-
Discount rate	5.2	3.2	3.9	9.8	5.2	2.8	4.4	4.7
Expected credit losses[3]	-	-	2.7	.1	-	-	3.1	.1

1 Represents monthly payment rate for personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned and other revenues less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

During the three months ended July 31, 2005, there were maturities of previously securitized loans and receivables of $2,185 million (Q3, 2004 - $2,288 million). As a result, proceeds from securitizations were $1,457 million for the three months ended July 31, 2005 (Q3, 2004 - $1,561 million). During the nine months ended July 31, 2005, there were maturities of previously securitized loans and receivables of $6,580 million (nine months ended July 31, 2004 - $7,065 million). As a result, proceeds from securitizations were $5,622 million for the nine months ended July 31, 2005 (nine months ended July 31, 2004 - $3,610 million).

Note 4: Variable Interest Entities

Variable interest entities (VIEs) are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support provided by any parties, including equity investors. The accounting guideline requires the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them. The primary beneficiary is an entity that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns or both.

As of July 31, 2005, the Bank was not considered the primary beneficiary of any significant VIEs. The Bank holds variable interests in certain VIEs where it is not considered the primary beneficiary. The first of these are multi-seller conduits which the Bank created in fiscal 1993, 1998, 1999 and 2000 with a total of $10 billion of assets. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss from these conduits is $10 billion as of July 31, 2005 (through sole provision of liquidity facilities only available in the event of a general market disruption).

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 22

The second is a single-seller conduit which the Bank created in fiscal 2000 with $3 billion of assets. The Bank’s maximum potential exposure to loss for this conduit is through sole provision of liquidity facilities of $3 billion (as of July 31, 2005), which is only available in the event of a general market disruption; however, the probability of loss is negligible.

The Bank also enters into structured transactions on behalf of clients. Beginning in fiscal 2001, the Bank sold trading assets to certain third-party managed multi-seller conduits as a source of cost effective funding as well as to manage regulatory capital. As part of the transactions, the Bank maintained its exposure to the assets through derivative contracts executed with the conduits. The Bank’s maximum exposure to the entity is limited to the $2 billion notional value of the specified assets sold.

Note 5: Subordinated Notes, Debentures and Other Debt

During the Third Quarter 2005, the Bank repaid upon maturity $2 million of debentures, with an interest rate of .85%.

Note 6: Capital Stock and Liabilities for Preferred Shares

(thousands of shares)	July 31, 2005	Oct. 31, 2004
Liabilities for preferred shares issued by the Bank:
Class A - Series I	16	16
Class A - Series J	16,384	16,384
Class A - Series M	14,000	14,000
Class A - Series N	8,000	8,000
Liabilities for preferred shares issued by TD Mortgage Investment Corporation: Series A	350	350
Common shares[1] - outstanding	709,029	655,902
Options to purchase common shares - outstanding	20,896	22,049

1 240 thousand net common shares held by Bank subsidiaries have been sold and added to equity during the nine months ended July 31, 2005.

The Bank issued 44.3 million common shares as part of the consideration for acquiring a majority interest in Banknorth during the second quarter 2005.

During the nine months ended July 31, 2005, the Bank did not repurchase any of its common shares under its outstanding normal course issuer bid. During the nine months ended July 31, 2004, 7.6 million shares were repurchased at a cost of $350 million on a previous program.

Note 7: Stock Based Compensation

The following table summarizes the compensation expense recognized by the Bank for stock option awards in the Consolidated Interim Statement of Income for the three and nine months ended July 31.

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
	$8	$3	$16	$8

During the nine months ended July 31, 2005, 2.2 million (nine months ended July 31, 2004 - 2.4 million) options were granted at market with a weighted average fair value of $10.63 per option (nine months ended, 2004 - $9.37 per option).

The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions:

	For the nine months ended
	July 31, 2005	July 31, 2004
Risk-free interest rate	3.70%	4.10%
Expected option life	5.3 years	5.0 years
Expected volatility	25.7%	27.6%
Expected dividend yield	2.84%	2.93%

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 23

Note 8: Employee Future Benefits

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Elements of pension plan expense before adjustments to recognize the long term nature of the cost
Service cost - benefits earned	$11	$8	$34	$29
Interest cost on projected benefit obligation	25	23	76	70
Actual return on plan assets	(36)	(2)	(155)	(159)
Actuarial (gains) / losses	(9)	-	(9)	-
Plan amendments	(3)	-	54	8
Adjustments to recognize the long term nature of plan cost
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	9	(23)	72	83
Actuarial losses[2]	11	4	16	12
Plan amendments[3]	4	(1)	(50)	(7)
Total	$12	$9	$38	$36

1    For the three months ended July 31, 2005, includes expected return on plan assets of $27 million (Q3, 2004 - $25 million) less actual return on plan assets of $36 million (Q3, 2004 - $2 million). For the nine months ended July 31, 2005, includes expected return on plan assets of $83 million (nine months ended July 31, 2004 - $76 million) less actual return on plan assets of $155 million (nine months ended July 31, 2004 - $159 million).

2    For the three months ended July 31, 2005, includes loss recognized of $2 million (Q3, 2004 - $4 million) less actuarial losses on projected benefit obligation of $(9) million (Q3, 2004 - nil). For the nine months ended July 31, 2005, includes loss recognized of $7 million (nine months ended July 31, 2004 - $12 million) less actuarial losses on projected benefit obligation of $(9) million (nine months ended July 31, 2004 - nil).

3    For the three months ended July 31, 2005, includes amortization of costs for plan amendments of $1 million (Q3, 2004 - $(1) million) less actual cost amendments of $(3) million (Q3, 2004 - nil). For the nine months ended July 31, 2005, includes amortization of costs for plan amendments of $4 million (nine months ended July 31, 2004 - $1 million) less actual cost amendments of $54 million (nine months ended July 31, 2004 - $8 million).

Other Pension Plans Pension Expense

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
CT defined benefit pension plan	$1	$-	$4	$3
U.S. Personal and Commercial Banking defined benefit pension plans	3		4
Supplemental employee retirement plans	9	9	22	22
Total	$13	$9	$30	$25

Principal Non-Pension Post-Retirement Benefit Plans Expense

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Service cost - benefits earned	$3	$2	$8	$7
Interest cost on projected benefit obligation	5	5	15	14
Total	$8	$7	$23	$21

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 24

Contributions
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Principal pension plan	$16	$12	$43	$33
CT defined benefit pension plan	30	1	31	2
Supplemental employee retirement plans	2	2	6	6
Non-pension post-retirement benefit plans	1	2	5	6
Total	$49	$17	$85	$47

As at July 31, 2005, the Bank expects to contribute an additional $13 million to its principal pension plan, $1 million to its CT defined benefit pension plan, $25 million to its U.S. Personal and Commercial defined benefit pension plans, $2 million to its supplemental employee retirement plans and $2 million to its non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 9: Earnings per Common Share

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Basic Earnings per Common Share
Net income applicable to common shares	$411	$565	$1,640	$1,637
Average number of common shares outstanding (millions)	707.6	653.1	684.9	654.9
Basic earnings per common share	$.58	$.87	$2.39	$2.50

Diluted Earnings per Common Share
Net income applicable to common shares	$411	$565	$1,640	$1,637
Average number of common shares outstanding (millions)	707.6	653.1	684.9	654.9
Stock options potentially exercisable as determined under the treasury stock method[1]	5.8	4.3	5.5	4.8
Average number of common shares outstanding - diluted	713.4	657.4	690.4	659.7

Diluted earnings per common share	$.58	$.86	$2.38	$2.48

1      For the nine months ended July 31, 2005, the computation of diluted earnings per common share excluded weighted average options outstanding of 363 thousand with a weighted exercise price of $49.40 as the options’ price was greater than the average market price of the Bank’s common shares. For the nine months ended July 31, 2004, all options outstanding were included in the computation of diluted earnings per common share as the options’ exercise prices were less than the average market prices of the Bank’s common shares.

Note 10: Segmented Information

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three and nine months ended July 31 are presented in the following tables:

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 25

Results by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Personal and Commercial Banking[1]	Wholesale Banking[2]		Wealth Management		Corporate[2]		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the three months ended	2005	2004	2005	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income	$1,094	$1,033	$308	$164	$417	$167	$127	$(170)	$(125)	$1,563	$1,452
Other income	600	537	141	279	118	508	489	7	37	1,535	1,181
Total revenue	1,694	1,570	449	443	535	675	616	(163)	(88)	3,098	2,633
Provision for (reversal of) credit losses	90	92	4	13	12	-	-	(67)	(121)	40	(17)
Non-interest expenses before amortization of intangibles	956	913	250	296	340	531	502	401	-	2,434	1,755
Income (loss) before provision for (benefit of) income taxes	648	565	195	134	183	144	114	(497)	33	624	895
Provision for (benefit of) income taxes	214	193	67	44	55	45	38	(306)	(55)	64	231
Non-controlling interest	-	-	58	-	-	-	-	-	-	58	-
Net income (loss) - before amortization of intangibles	$434	$372	$70	$90	$128	$99	$76	$(191)	$88	$502	$664
Amortization of intangibles, net of income taxes										91	99
Net income - reported basis										$411	$565
Total assets (billions of Canadian dollars)
- balance sheet	$127.3	$121.0	$37.4	$161.1	$148.3	$26.6	$25.1	$16.0	$14.8	$368.4	$309.2
- securitized	34.6	29.4			-		-	(11.3)	(10.4)	23.3	19.0

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Personal and Commercial Banking[1]	Wholesale Banking[2]		Wealth Management		Corporate[2]		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the nine months ended	2005	2004	2005	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income	$3,213	$3,063	$407	$743	$1,232	$468	$362	$(464)	$(319)	$4,367	$4,338
Other income	1,761	1,543	180	874	500	1,556	1,629	76	93	4,447	3,765
Total revenue	4,974	4,606	587	1,617	1,732	2,024	1,991	(388)	(226)	8,814	8,103
Provision for (reversal of) credit losses	276	285	(3)	39	29	-	-	(242)	(627)	70	(313)
Non-interest expenses before amortization of intangibles	2,805	2,706	333	993	1,028	1,569	1,545	468	340	6,168	5,619
Income (loss) before provision for (benefit of) income taxes	1,893	1,615	257	585	675	455	446	(614)	61	2,576	2,797
Provision for (benefit of) income taxes	634	546	89	204	209	159	157	(497)	(137)	589	775
Non-controlling interest	-	-	79	-	-	-	-	-	-	79	-
Net income (loss) - before amortization of intangibles	$1,259	$1,069	$89	$381	$466	$296	$289	$(117)	$198	$1,908	$2,022
Amortization of intangibles, net of income taxes										268	385
Net income - reported basis										$1,640	$1,637

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

1  Relates to TD Banknorth which is a reportable segment under Canadian and U.S. Generally Accepted Accounting Principles given that it engages in business activities from which it earns revenues and incurs expenses, its operating results are regularly reviewed by the Bank’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and discrete financial information is available.

2  The taxable equivalent basis adjustment is reflected primarily in the Wholesale Banking segment’s results and eliminated in the Corporate segment.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 26

Note 11: Acquisitions and Dispositions

a) TD Banknorth

On March 1, 2005, the Bank acquired 51% of the outstanding shares of TD Banknorth. The total consideration in respect of this purchase amounted to $5,100 million, paid in cash and common shares in the amount of $3,112 million and $1,988 million, respectively. The acquisition was accounted for by the purchase method. The fiscal periods of the Bank and TD Banknorth are not coterminus. TD Banknorth’s results from the March 1, 2005 acquisition date to its quarter end date of March 31, 2005 have been consolidated with the Bank’s results for the quarter ending April 30, 2005. In the current quarter, Banknorth’s three months ended June 30, 2005 are consolidated with the Bank’s results for three months ended July 31, 2005. In subsequent quarters, TD Banknorth’s results for the three months ended each calendar quarter will be consolidated with the Bank’s results for the fiscal quarter. TD Banknorth is reported as a separate segment referred to as U.S. Personal and Commercial Banking.

During March 2005, TD Banknorth completed a share repurchase of 15.3 million shares. As a result of this share repurchase, the Bank increased its ownership of TD Banknorth by 4.5% resulting in a 55.5% share ownership.

The following table presents 100% of assets and liabilities of TD Banknorth as of the dates of acquisition. The assets and liabilities are carried 55.5% at fair value and 44.5% at historical cost.

(millions of Canadian dollars)
Fair value of assets acquired
Cash and cash equivalents	928
Securities	6,335
Loans	24,581
Intangible assets
Core deposit intangibles	420
Other identifiable intangibles	137
Other assets	1,683
$34,084

Less liabilities assumed
Deposits	28,919
Obligations related to securities sold under repurchase agreements	1,430
Other liabilities	198
Future tax liability on intangible assets	189
Subordinated notes, debentures and other debt	670
$31,406

Less cash used in share repurchase program by TD Banknorth	603
Fair value of identifiable net assets acquired	2,075
Non-controlling interest[1]	1,617
458
Goodwill	4,642
Total purchase consideration	$5,100

1 Includes $881 million of historical cost of goodwill and intangibles allocated to non-controlling interest ($831 million goodwill; $50 million intangibles).

Goodwill arising from the acquisition is not amortized but assessed for impairment on a periodic basis. Intangible assets are amortized on an economic life basis over 5 to 18 years, based upon the estimated useful lives.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 27

Unaudited Proforma Combined Results of Operations
The following unaudited supplemental pro forma information has been prepared to give effect to the acquisition of 55.5% of TD Banknorth as if it had occurred November 1, 2004. This calculation combines the Bank’s results of operations with TD Banknorth’s reported earnings adjusted for core deposit and other intangibles amortization, merger related costs, capital tax and incremental deposit interest costs.

For the nine months ended[1]
(millions of Canadian dollars)	July 31, 2005
Net interest income	$4,828
Provision for credit losses	(93)
Other income	4,534
Non-interest expenses	(7,104)
Income before provision for income taxes	2,165
Provision for income taxes	(454)
Income before non-controlling interest	1,711
Non-controlling interest	(84)
Net income applicable to common shares	$1,627

Earnings per common share
Basic	$2.31
Diluted	2.29

1 Combines the results of the Bank for the nine months ended July 31 with the results of TD Banknorth for the nine months ended June 30.

b) TD Waterhouse U.S.A. & Ameritrade

On June 22, 2005 the Bank announced its intention to sell its U.S. brokerage business, TD Waterhouse U.S.A. to Ameritrade Holding Corporation in exchange for approximately a 32% ownership in the combined legal entity. As part of the transaction, promptly following closing the Bank will tender for an additional 7.9% of the shares to bring the Bank’s total holdings to 39.9%. The new entity will operate under the name TD Ameritrade. The transaction will result in a gain on sale of approximately U.S.$725 million after tax subject to the value of Ameritrade’s share price at closing. The Bank intends to account for its investment in TD Ameritrade using the equity method of accounting. On the same day, the Bank also announced its intention to purchase 100% of Ameritrade’s Canadian brokerage operations for U.S.$60 million cash consideration. Both transactions are expected to close early in fiscal 2006 subject to Canadian and U.S. regulatory approvals and Ameritrade shareholder approval.

c) Hudson United Bancorp

On July 12, 2005, TD Banknorth announced an agreement to acquire Hudson United Bancorp (“Hudson”) for total consideration of approximately U.S.$1.9 billion, consisting of cash consideration of approximately U.S.$950 million and the remainder in TD Banknorth common shares. The cash consideration is to be funded by the sale of TD Banknorth common shares to the Bank. The transaction is expected to close early in calendar 2006 and is subject to approvals by shareholders of Hudson United and TD Banknorth as well as regulatory approvals. TD Banknorth will consolidate the financial results of Hudson. On a proforma basis, based on the number of TD Banknorth shares outstanding on June 30, 2005, the Bank’s proportionate ownership interest in TD Banknorth will decrease slightly after giving effect to the transaction. The Bank also announced its intention to at least maintain its ownership of TD Banknorth at the level prior to the acquisition of Hudson through TD Banknorth share repurchases or open market purchases, in each case subject to regulatory requirements, or to potentially increase its position as market conditions warrant.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 28

Note 12: Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (Canadian GAAP).

Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described in the Bank’s 2004 Annual Report with their impact detailed below.

Net Income

For the three months ended	For the nine months ended
July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Net income based on Canadian GAAP	$411	$565	$1,640	$1,637
Employee future benefits	(1)	(1)	(2)	(2)
Securitizations	(1)	(7)	(4)	(16)
Available for sale securities	3	-	6	3
Derivative instruments and hedging activities	(97)	(14)	(264)	(132)
Guarantees	(6)	(3)	(15)	(17)
Asset retirement obligations	-	(2)	-	(5)
Liabilities and equity	37	36	100	118
Amortization of intangible assets	(15)	-	(20)	-
Other	-	(2)	-	(8)
Income taxes and net change in income taxes due to the above items	25	12	133	67
Non-controlling interest	(7)	(25)	(47)	(76)
Net income based on U.S. GAAP	349	559	1,527	1,569
Preferred dividends	15	11	33	42
Net income applicable to common shares based on U.S. GAAP	$334	$548	$1,494	$1,527
Average number of common shares outstanding (millions)
Basic	- U.S. GAAP	707.6	648.9	684.9	648.9
- Canadian GAAP	707.6	654.9	684.9	654.9
Diluted	- U.S. GAAP	713.4	653.7	690.4	653.7
- Canadian GAAP	713.4	659.7	690.4	659.7
Basic earnings per common share - U.S. GAAP	.47	.84	2.18	2.35
- Canadian GAAP	.58	.87	2.39	2.50
Diluted earnings per common share - U.S. GAAP	.47	.84	2.16	2.34
- Canadian GAAP	.58	.86	2.38	2.48

Consolidated Interim Statement of Comprehensive Income

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2005	2004	2005	2004
Net income based on U.S. GAAP	$349	$559	$1,527	$1,569
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	128	(129)	209	(119)
Reclassification to earnings in respect of available for sale securities	-	1	5	5
Change in unrealized foreign currency translation gains and losses	(65)	(89)	(98)	101
Change in gains and losses on derivative instruments designated as cash flow hedges	49	(34)	(94)	(178)
Reclassification to earnings of gains and losses on cash flow hedges	(16)	(5)	(6)	22
Minimum pension liability adjustment	-	-	(3)	-
Comprehensive income	$445	$303	$1,540	$1,400

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 29

Condensed Consolidated Interim Balance Sheet

			As at			As at			As at
(millions of Canadian dollars)			July 31 2005			Oct. 31 2004			July 31 2004
	Canadian GAAP	Adjust-ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Cash resources and other	$12,479	$-	$12,479	$9,038	$297	$9,335	$10,236	$-	$10,236
Securities
Investment	40,709	4,043	44,752	31,387	3,917	35,304	33,653	1,688	35,341
Trading	72,597	-	72,597	66,893	216	67,109	67,702	126	67,828
Securities purchased under resale agreements	25,624	-	25,624	21,888	-	21,888	25,401	-	25,401
Loans (net)	153,280	-	153,280	123,924	46	123,970	123,222	5,881	129,103
Derivatives’ market revaluation	34,185	2,103	36,288	33,697	1,827	35,524	26,163	1,469	27,632
Goodwill	6,785	1,696	8,481	2,225	64	2,289	2,308	64	2,372
Intangible assets	2,286	405	2,691	2,144	33	2,177	2,286	34	2,320
Other assets	20,478	36	20,514	19,831	67	19,898	18,222	62	18,284
Total assets	$368,423	$8,283	$376,706	$311,027	$6,467	$317,494	$309,193	$9,324	$318,517
Liabilities
Deposits	$251,438	$(4)	$251,434	$206,893	$350	$207,243	$211,504	$350	$211,854
Derivatives’ market revaluation	34,877	668	35,545	33,873	1,138	35,011	26,556	1,113	27,669
Other liabilities	56,819	5,156	61,975	49,389	4,662	54,051	50,538	2,227	52,765
Subordinated notes, debentures and other debt	5,570	-	5,570	5,644	82	5,726	5,671	5,921	11,592
Liabilities for preferred shares and Capital Trust Securities	2,198	(2,198)	-	2,560	(2,560)	-	2,559	(2,559)	-
Total liabilities	350,902	3,622	354,524	298,359	3,672	302,031	296,828	7,052	303,880
Non-controlling interest	1,746	3,285	5,031	-	1,368	1,368	-	1,260	1,260
Shareholders’ equity
Preferred shares	-	948	948	-	960	960	-	959	959
Common shares	5,744	39	5,783	3,373	37	3,410	3,245	(204)	3,041
Contributed surplus	36	-	36	20	2	22	17	3	20
Foreign currency translation	(363)	363	-	(265)	265	-	(73)	73	-
Retained earnings	10,358	(305)	10,053	9,540	(155)	9,385	9,176	138	9,314
Accumulated other comprehensive income
Net unrealized gains on available for sale securities	-	541	541	-	327	327	-	192	192
Foreign currency translation adjustments	-	(363)	(363)	-	(265)	(265)	-	(73)	(73)
Derivative instruments	-	161	161	-	261	261	-	(76)	(76)
Minimum pension liability adjustment	-	(8)	(8)	-	(5)	(5)	_-	-	-

Total shareholders’ equity	15,775	1,376	17,151	12,668	1,427	14,095	12,365	1,012	13,377
Total liabilities and shareholders’ equity	$368,423	$8,283	$376,706	$311,027	$6,467	$317,494	$309,193	$9,324	$318,517

Acquisition of TD Banknorth
For U.S. GAAP, the survival of TD Banknorth Inc., a company created to effect the migratory merger that preceded the Bank’s acquisition of TD Banknorth, has resulted in a full fair value step up of the TD Banknorth balance sheet. The impact of the step up for U.S. GAAP purposes is approximately a $2.2 billion increase to the Bank’s goodwill and intangibles offset with approximately $2 billion in non-controlling interest and $200 million in future income taxes. There is no net impact on the Bank’s U.S. GAAP net income, although intangible amortization and non-controlling interest have been adjusted. For Canadian GAAP purposes, the migratory merger is not considered substantive and only the Bank’s share of TD Banknorth assets and liabilities have been stepped up to fair value as the Bank was deemed the acquiror under the purchase method of accounting.

Consolidation of Variable Interest Entities
As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities. This accounting guideline harmonized Canadian GAAP with U.S. GAAP and as a result, beginning November 1, 2004 no significant Canadian/U.S. GAAP difference exists in relation to variable interest entities. Previously Canadian GAAP required consolidation of such entities only when the Bank retains substantially all the residual risks and rewards of the entity.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 30

Liabilities and Equity
As of November 1, 2004, the Bank adopted the CICA amendments to its accounting standard on financial instruments - disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares and innovative capital structures as liabilities and their corresponding distributions as interest expense for Canadian GAAP. However, under U.S. GAAP preferred shares of the Bank (except preferred shares of the Bank’s subsidiary TD Mortgage Investment Corporation) continue to be considered equity and its innovative capital structures continue to be considered non-controlling interest. In addition, under U.S. GAAP, preferred shares of the Bank’s subsidiary, TD Mortgage Investment Corporation, continue to be presented as a non-controlling interest on the Consolidated Interim Balance Sheet, and the net income applicable to the non-controlling interest continues to be presented separately on the Consolidated Interim Statement of Income. Due to the prior period restatements for Canadian GAAP, the Bank has reclassified its adjustments to arrive at Consolidated Interim Financial Statements prepared on a U.S. GAAP basis.

Asset Retirement Obligations
As of November 1, 2004, the Bank retroactively adopted the CICA accounting standard on asset retirement obligations. This accounting standard harmonized Canadian GAAP with U.S. GAAP and as a result, beginning November 1, 2004 no significant Canadian/U.S. GAAP difference exists in relation to asset retirement obligations.

Note 13: Restructuring Costs

At the end of the second quarter 2005, the Bank restructured its global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities and concentrate resources on growing the more profitable areas of the business. As a result, the Bank has recorded $37 million of pre-tax restructuring costs of which $22 million was recorded in the second quarter 2005 and $15 million in the third quarter 2005. In addition, a $46 million pre-tax loss incurred on the exit of a portfolio within the global structured products business was recorded in trading income (loss) in the third quarter 2005.

Note 14: Contingencies

During the third quarter 2005, the Bank added approximately $365 million (U.S. $300 million) to its contingent litigation reserves for Enron-related claims, to bring the total reserve for this matter to approximately $665 million. The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. The Bank believes it is prudent to increase the reserve to this level; however, it is possible that additional reserves above this level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. Subsequent to the current quarter, the Bank agreed to settle bankruptcy court claims in this matter for approximately $160 million.

The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Note 15: Future Accounting Changes

Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting standards - Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning with the first quarter of fiscal 2007. The principal impacts of the standards are as follows:

Financial assets will be classified as available for sale, held to maturity, trading or will continue to be accrual accounted. Held to maturity assets will be limited to fixed maturity instruments that the Bank intends to and is able to hold to maturity and will be accounted for at amortized cost. Trading assets will continue to be accounted for at fair value with realized and unrealized gains and losses reported through net income. The remaining assets will be classified as available for sale and measured at fair value with unrealized gains and losses recognized through comprehensive income.

Comprehensive income will be a new component of shareholder’s equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank’s primary financial statements. Comprehensive income includes unrealized gains and losses on available for sale securities, foreign currency translation and derivative instruments designated as cash flow hedges, net of income taxes.

For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded through income. For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through comprehensive income until the hedged items are recognized in income.

TD BANK FINANCIAL GROUP • THIRD QUARTER REPORT 2005	Page 31

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on August 25) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from August 26, 2005 to September 26, 2005. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21132338 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on August 25, 2005 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of at least one month.

ABOUT TD BANK FINANCIAL GROUP

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$368 billion in assets, as of July 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information:

Dan Marinangeli, Executive Vice President and Chief Financial Officer, (416) 982-8002;
Scott Lamb, Vice President, Investor Relations, (416) 982-5075;
Neil Parmenter, Senior Manager, External Communications, (416) 308-0836

Thursday, August 25, 2005

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS

TORONTO - The Toronto-Dominion Bank today announced that a dividend in an amount of forty-two cents (42¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending October 31, 2005, payable on and after October 31, 2005 to shareholders of record at the close of business on September 15, 2005. This represents an increase in the quarterly dividend of two cents or five per cent compared with last quarter.

In lieu of receiving their dividends in cash, holders of TD Bank common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the “Plan”).

Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury at a 1% discount from the Average Market Price (as defined in the Plan).

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on September 14, 2005. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after October 31, 2005 to shareholders of record at the close of business on October 11, 2005:

•	Series I, in an amount per share of $0.01;
•	Series J, in an amount per share of $0.31875;
•	Series M, in an amount per share of $0.29375; and
•	Series N, in an amount per share of $0.2875.

For more information contact:	Annette Galler
Senior Legal Officer, Corporate
Legal Department - Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Neil Parmenter
Senior Manager, External Communications
Corporate & Public Affairs
(416) 308-0836